Mail Stop 0309

							May 9, 2005


Ernest J. Newborn, II, Esq.
Senior Vice President, General Counsel and Secretary
USI Holdings Corporation
555 Pleasantville Road, Suite 160 South
Briarcliff Manor, NY  10510

Re:	USI Holdings Corporation
	Registration Statement on Form S-3
	File Number 333-124494

Dear Mr. Newborn:

      We have limited our review of the above referenced filing to only the matters addressed herein. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

      First, we will be monitoring your accounting disclosure in the
Form 10-K for the period ended December 31, 2004. You will be receiving our accounting comments under separate cover. All comments will need to be fully resolved before we take final action on the registration statement.

      Second, please tell us whether any of the selling stockholders is a broker-dealer or an affiliate of a broker-dealer. If any selling shareholders are registered broker-dealers, please revise to identify such parties as underwriters. The only exception to this position is if the selling shareholder received the shares as underwriting compensation. If any of the selling shareholders are affiliates of broker-dealers, please revise to state that the selling shareholder received the shares in the ordinary course of business and has not agreement to directly or indirectly engage in a distribution of the shares. If a selling shareholder is not able to make such representations, then revise to identify such selling shareholder as an underwriter.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	Please contact Song P. Brandon at (202) 942-2831 or me at
(202)
942-1840 with any questions.

							Sincerely,



							Jeffrey P. Riedler
							Assistant Director

cc:	Brian M. Katz, Esq.
	Pepper Hamilton LLP
	3000 Two Logan Square
	Philadelphia, PA  19103-2799
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Ernest J. Newborn, II, Esq.
USI Holdings Corporation
May 9, 2005
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